[Translation]


                                                                    July 26,2004
To Whom It May Concern:
                                       Company Name: Daihatsu Motor Co., Ltd.
                                       Name and Title of Representative:
                                          Takaya Yamada, President
                                       (Code Number: 7262
                                          Tokyo Stock Exchange and
                                          Osaka Stock Exchange)
                                       Name and Title of Contact Person:
                                          Takanori Matsuo, Director and
                                          General Manager of Finance, Accounting
                                          and Cost Management Division
                                       Telephone Number: 072-754-3062

                                       [Parent Company]
                                       Company Name: Toyota Motor Corporation
                                       Name and Title of Representative:
                                          Fujio Cho, President
                                       (Code Number: 7203
                                       Securities exchanges throughout Japan)
                                       Name and Title of Contact Person:
                                          Takashi Hata, Managing Officer
                                       Telephone Number:0565-28-2121




              Notice Concerning Amendments to Business Projections
              ----------------------------------------------------


Based on recent movement in our business performance, we hereby make amendments to the business performance projections for the first half year of Fiscal Year 2005 ending March 31, 2005 (from April 1, 2004 to September 30, 2004) disclosed upon the announcement of the financial statements on April 26, 2004 as follows:


1. Amendments to the prospective figures of interim business performance of Fiscal Year 2005 ending March 31, 2005 (from April 1, 2004 to September 30, 2004)

                                                                    (In millions of yen)
----------------------------------------------------------------------------------------
                                   Consolidated                  Non-Consolidated
                        ----------------------------------------------------------------
                                     Ordinary    Interim      Net    Ordinary    Interim
                         Net sales    income       net       sales    income       net
                                                 income                          income
----------------------------------------------------------------------------------------
    Previous               520,000     10,000      6,000    395,000     9,000      6,000
    projections (A)
----------------------------------------------------------------------------------------
    New projections (B)    540,000     14,500      9,500    430,000    13,000      9,000
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
                                   Consolidated                  Non-Consolidated
                        ----------------------------------------------------------------
                                     Ordinary    Interim      Net    Ordinary    Interim
                         Net sales    income       net       sales    income       net
                                                 income                          income
----------------------------------------------------------------------------------------
    Amount changed
    (B - A)                 20,000      4,500      3,500     35,000     4,000      3,000
----------------------------------------------------------------------------------------
    % of change
    (%)                        3.8       45.0       58.3        8.9      44.4       50.0
----------------------------------------------------------------------------------------
    (Reference)
    Actual
    performance of         477,015      8,425      3,777    376,196     7,440      4,440
    Interim Period
    of FY2004
----------------------------------------------------------------------------------------


2. Reasons for the Amendments

     Net sales, ordinary income and interim net income are expected to increase from the previously announced projections, due to the good performance in the first quarter of Fiscal Year 2005, and for the interim period of Fiscal Year 2005, due to the expectation that the strong domestic sales of mini-cars will continue and that the sales to Toyota Motor Corporation will increase.